Exhibit 99.3

COOPERATION AGREEMENT

This Cooperation Agreement (this “Agreement”) is made and entered into as of February 16, 2021, by and among Athersys, Inc. (the “Company”), on the one hand, and HEALIOS K.K. (“Healios”) and Dr. Tadahisa Kagimoto, on the other hand (each of the Company, Healios and Dr. Kagimoto, a “Party” to this Agreement, and collectively, the “Parties”). All capitalized terms used but not defined herein shall have such meaning ascribed to them in that certain Investor Rights Agreement, dated as of March 14, 2018, by and between the Company and Healios (the “Investor Rights Agreement”).

RECITALS

WHEREAS, as of the date hereof, Healios has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”)) interest in the Common Stock, par value $0.001 per share, of the Company (the “Common Stock”) totaling, in the aggregate, 16,310,526 shares;

WHEREAS, on March 14, 2018, the Company and Healios entered into the Investor Rights Agreement;

WHEREAS, pursuant to Section 8.3(b) of the Investor Rights Agreement, Healios submitted a letter to the Company prior to February 10, 2021 (the “Nomination Notice”), nominating Dr. Hardy Kagimoto to be elected to the Board of Directors of the Company (the “Board”) at the Company’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”);

WHEREAS, on October 19, 2020, Dr. Kagimoto, a director of the Company and Chairman and CEO of Healios, submitted to the Company a request for information (the “220 Demand”) pursuant to Section 220(d) of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, in connection with the 220 Demand, on November 21, 2020, Dr. Kagimoto commenced an action against the Company in the Court of Chancery of the State of Delaware (the “Chancery Court”), captioned Hardy TS Kagimoto v. Athersys, Inc. (the “Section 220 Litigation”);

WHEREAS, as of the date hereof, the Company and Healios have determined to come to an agreement regarding the governance and management of the Company and certain other matters, including, among others, with respect to the 220 Demand and the Section 220 Litigation, as provided in this Agreement;

WHEREAS, Dr. Van Bokkelen has ceased to serve as an officer and employee of the Company; and

WHEREAS, William Lehmann is being appointed as interim Chief Executive Officer and Dr. Ismail Kola is being appointed as Chairman of the Board.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.	Director Nominations and Related Agreements.

(a)           Director Nominations

(i)             The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions to (A) provided that Dr. Kagimoto votes in favor of such action at the Board meeting, appoint Mr. Kenneth Traub, effective within two (2) business days after the execution of this Agreement, to the Board (B) provided Mr. Traub is able and willing to serve on the Board and conditioned upon Mr. Traub delivering to the Company a fully executed consent from Mr. Traub setting forth his consent to serve as a director nominee and director and to be named in the Company’s proxy statement and proxy card, nominate Mr. Traub for election to the Board at the (x) 2021 Annual Meeting as a director of the Company for a term expiring at the Company’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”) or until his earlier death, resignation, disqualification or removal and (y) 2022 Annual Meeting as a director of the Company for a term expiring at the Company’s 2023 annual meeting of stockholders or until his earlier death, resignation, disqualification or removal and (C) recommend, support and solicit proxies for the Company’s slate of directors, as agreed upon by the Board, for the 2021 Annual Meeting (the “2021 Director Slate”) and the 2022 Annual Meeting. Healios acknowledges that, prior to his appointment to the Board, Mr. Traub is required to submit to the Company a fully completed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation required by the Company in connection with the appointment or election of new Board members.

(ii)            In addition to Section 1(a)(i), the Company and Healios agree to comply with the terms of the Investor Rights Agreement, with respect to the Board’s nomination and support for the election of a Healios appointee (the “Healios Appointee”) to the Board. As of the date hereof, the Healios Appointee for the 2021 Annual Meeting is Dr. Kagimoto.

(iii)           During the Standstill Period (as defined below), if Dr. Kagimoto (or any Healios Replacement Director (as hereinafter defined), if applicable) is unable or unwilling to serve as a director for any reason prior to his or her election or appointment to the Board, as the case may be, or at any time during the Standstill Period thereafter, if Dr. Kagimoto (or any Healios Replacement Director, if applicable) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve or is not serving as a director and, subject in every case to Healios satisfying the beneficial ownership threshold set forth in Section 8.4 of the Investor Rights Agreement and the Collaboration Agreement remaining in effect, Healios shall have the ability to recommend a person to be a Healios Replacement Director in accordance with this Section 1(a)(iii) (any such replacement nominee shall be referred to as a “Healios Replacement Director” and upon becoming a Healios Replacement Director, such person shall be deemed the Healios Appointee for purposes of this Agreement). Any Healios Replacement Director must (A) be acceptable to the Board (such acceptance not to be unreasonably withheld or denied), (B) have the relevant financial and business experience to be a director of the Company, and (C) meet the parameters specified pursuant to Section 8.3 of the Investor Rights Agreement. Any Healios Replacement Director shall also promptly (but in any event prior to being appointed to the Board in accordance with this Agreement) submit to the Company a fully completed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation (including, if requested, an authorization form to conduct a background check, a representation agreement, consent to serve as a director nominee and director and to be named in the Company’s proxy statement and proxy card, and certain other agreements) required by the Company in connection with the appointment or election of new Board members. The Nominations and Corporate Governance Committee of the Board (the “Governance Committee”) shall make its determination and recommendation regarding whether such Healios Replacement Director nominee meets the foregoing criteria in accordance with the terms of Section 8.3 of the Investor Rights Agreement. Any Healios Replacement Director designated pursuant to this Section 1(a)(iii) replacing the Healios Appointee prior to the mailing of the Company’s definitive proxy statement for the 2021 Annual Meeting or the 2022 Annual Meeting, as applicable, shall, if reasonably practicable, stand for election at the 2021 Annual Meeting or the 2022 Annual Meeting, as applicable, together with the other director nominees. Following the appointment of any Healios Replacement Director to replace the Healios Appointee in accordance with this Section 1(a)(iii), all references to the Healios Appointee herein shall be deemed to include any Healios Replacement Director (it being understood that this sentence shall apply whether or not references to the Healios Appointee expressly state that they include any Healios Replacement Director). Any Healios Replacement Director shall immediately resign from the Board upon Healios failing to satisfy the beneficial ownership threshold set forth in Section 8.4 of the Investor Rights Agreement or the Collaboration Agreement ceasing to be in effect.

(iv)           The Company and Healios agree that, during the Standstill Period, in the event of a vacancy in the Board, a new independent director will be recommended to the Board by the Governance Committee, and the Governance Committee agrees to consider any recommendations made by Healios with respect to filling such vacancy.

(v)            Upon the appointment of a new Chief Executive Officer (other than an interim Chief Executive Officer) (the “New CEO”) in accordance with Section 1(b)(ii) of this Agreement, the Board shall take all necessary actions to appoint such person as a director of the Company. If the New CEO is appointed prior to the mailing of the Company’s definitive proxy statement for the 2021 Annual Meeting, such person shall, if reasonably practicable, stand for election at the 2021 Annual Meeting together with the other members of the 2021 Director Slate.

(b)           Board Committees.

(i)             Executive Committee.

As promptly as practicable following the execution of this Agreement, the Board shall take all necessary actions to ensure that the Executive Committee of the Board is no longer active and in effect.

(ii)            CEO Search Committee.

As promptly as practicable following the execution of this Agreement, the Board shall take all necessary actions to form an ad hoc advisory CEO Search Committee (the “CEO Search Committee”) to lead and oversee the search for potential candidates for the role of the New CEO (the “CEO Search”) and recommend a candidate for the New CEO for approval by the full Board. The Board shall appoint Mr. Traub to the CEO Search Committee, and the independent directors shall appoint the other members of the CEO Search Committee and determine its Chairperson. The CEO Search Committee will be provided with the resources and authority necessary for the CEO Search Committee to discharge its purpose, including to hire and direct the work of an executive search firm. The executive search firm selected by the CEO Search Committee must be agreed upon by a majority of the members of the CEO Search Committee. In conducting the CEO Search, the CEO Search Committee shall evaluate both internal and external candidates for the position of the New CEO.

It is expressly agreed that none of Healios, Dr. Kagimoto, or any Healios Replacement Director shall have any veto, consent or special voting rights with respect to the selection of the New CEO, which selection shall be made by the Board after considering the recommendations of the CEO Search Committee. During the Standstill Period, Healios, Dr. Kagimoto, and any Healios Replacement Director agree that they shall not, and shall cause their respective Affiliates and Associates not to, make or cause to be made any public statement or announcement (including in any document or report filed or furnished to the SEC or through the press, media, analysts or other persons) regarding the search process for the New CEO or the candidates under consideration.

(c)           Additional Agreements.

(i)             Each Party shall comply, and shall cause each of its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii)            During the Standstill Period (as defined below), Healios will not, and will cause its Affiliates and other Persons acting on its behalf (including Dr. Kagimoto or any Healios Replacement Director) not to, directly or indirectly, singly or with any other Person, unless invited in writing by the Board to take such action: (A) except as otherwise provided in Section 1(a), nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s stockholders, (B) submit any proposal for consideration at, or bring any other business before, any annual or special meeting of the Company’s stockholders, or otherwise seek to influence the Board or management of the Company or any other change in the Company’s management, business, or corporate structure, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any annual or special meeting of the Company’s stockholders. Healios, Dr. Kagimoto, and any Healios Replacement Director shall not publicly or privately encourage or support any other stockholder, person or entity to take any of the actions described in this Section 1(c)(ii). Nothing in this Section 1(c)(ii) shall be deemed to limit the exercise in good faith by Dr. Kagimoto (or a Healios Replacement Director, if applicable) or Mr. Traub of such person’s fiduciary duties solely in such person’s capacity as a director of the Company and in a manner consistent with such person’s and Healios’s obligations under this Agreement.

(iii)            Healios and its Affiliates who are stockholders of the Company shall appear in person or by proxy at the 2021 Annual Meeting and the 2022 Annual Meeting and at any special meeting of the Company’s stockholders during the Standstill Period (and at any action taken by consent of stockholders during such period), and shall vote all shares of Common Stock beneficially owned by Healios and its Affiliates who are stockholders of the Company at the 2021 Annual Meeting, the 2022 Annual Meeting or any special meeting of the Company’s stockholders during the Standstill Period (and at any action taken by consent of stockholders during such period) (A) in favor of all directors nominated by the Board for election, and against any nominees to serve on the Board that have not been recommended by the Board and against any proposals or resolutions to remove any member of the Board, (B) in favor of the ratification of the appointment of the Company’s registered public accounting firm for the fiscal year ended December 31, 2021 and December 31, 2022, as applicable (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and (D) in accordance with the Board’s recommendation with respect to any other Company proposal or stockholder proposal or nomination presented at the 2021 Annual Meeting, the 2022 Annual Meeting, any special meeting of the Company’s stockholders, or at any action taken by consent of stockholders during such period, as applicable; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or stockholder proposal presented at the 2021 Annual Meeting, the 2022 Annual Meeting, or any special meeting of the Company’s stockholders, as applicable (other than proposals relating to the election, vacancy, nomination, or removal of directors, the ratification or appointment of the Company’s registered public accounting firm, and the proposal listed on Schedule 1(c)(iii) hereto)), Healios and its Affiliates shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation; provided, further, that with respect to this Section 1(c)(iii), Healios and its Affiliates shall be permitted to vote (and for the avoidance of doubt, not otherwise take any actions in violation of Section 2(a)) in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Company or other similar business combination or extraordinary transaction so long as Healios and its Affiliates do not publicly disclose such vote. During the Standstill Period, not later than five (5) business days prior to each of the Company’s meetings of stockholders (or action taken by consent of stockholders), Healios and its Affiliates shall vote in accordance with this Section 1(c)(iii) and shall not revoke or change any such vote.

(iv)           Promptly following the execution of this Agreement, the Board, including through the Governance Committee, shall review the Company’s Director’s Code of Conduct (the “Code of Conduct”) and revise it (A) if and to the extent needed to ensure consistency with the terms of this Agreement and (B) as otherwise determined to be revised by the Board. All directors agree to abide by the revised Code of Conduct.

(v)            (A)(i) the Company and Dr. Kagimoto agree to immediately cause a stipulation and notice of dismissal with prejudice to be filed in the Chancery Court with respect to the Section 220 Litigation in the form attached hereto as Exhibit A and Dr. Kagimoto hereby withdraws the 220 Demand, and (ii) during the Standstill Period, Healios, Dr. Kagimoto, and any Healios Replacement Director agrees not to submit to the Company a request for information pursuant to Section 220 of the DGCL, (B)(i) Dr. Kagimoto agrees to immediately notify the Chancery Court that this Agreement has been executed and the matter settled by the Parties hereto and (ii) Healios, Dr. Kagimoto, and any Healios Replacement Director agrees not to sue the Company or the Board or any of its directors on the basis of any of the allegations raised in the Section 220 Litigation, and (C) the Company, Healios, Dr. Kagimoto, and any Healios Replacement Director agree to work in good faith to finalize negotiations with a spirit of cooperation and transparency as quickly as possible on all aspects of their supply, manufacturing, information provision and regulatory support relationship (including, without limitation, seeking to resolve issues over any disputed invoices, which Healios shall pay if they are determined to be valid). The Company will not be required to provide Healios, Dr. Kagimoto, any Healios Replacement Director, Mr. Traub or any Affiliates or Associates of any of the foregoing with the Company’s internal cost, margin or similar information in light of such negotiations, unless and to the extent required to fulfill the Company’s obligations under existing agreements between the Parties. The Company and Healios agree to work cooperatively regarding the provision of information to Japanese regulatory authorities for the purposes of obtaining reimbursement pricing in Japan.

(vi)           The Company agrees that all directors of the Board, including Dr. Kagimoto (or a Healios Replacement Director) and Mr. Traub, will be permitted to attend all meetings of the Board or committees thereof; provided that, in the event of a conflict of interest of an individual director, the Chairman of the Board (or such other director that a majority of the Board so designates, if the Chairman is the conflicted director) shall inform such director of such conflict of interest, and such director shall recuse himself or herself, from the portion of any Board or committee meeting at which the Board or any such committee is evaluating and/or taking action with respect to such conflict. If the conflicted director disagrees with the conflict determination by the Chairman (or such other director that a majority of the Board so designates, if the Chairman is the conflicted director), such director shall have an opportunity to present his position before the full Board, and the recusal of such director shall be determined by a majority vote of the full Board.

(vii)          Healios, Dr. Kagimoto, and any Healios Replacement Director agree, upon reasonable prior notice, to cooperate with and support the Company in any of its commercial partnering efforts, including, if requested, participating in conversations with potential partner(s).

2.	Standstill Provisions; Participation Rights.

(a)           Healios agrees that, from the date of this Agreement until the conclusion of the 2022 Annual Meeting (the “Standstill Period”), Healios will not, and will cause its Affiliates and other Persons acting on its behalf (including Dr. Kagimoto or any Healios Replacement Director) not to, directly or indirectly, singly or with any other Person, unless invited in writing by the Board to take such action:

(i)              propose or publicly announce or otherwise publicly disclose an intent to propose, or enter into or agree to enter into, singly or with any other Person (other than the Company or a Company Affiliate) or affirmatively solicit a third party to propose or make an offer or proposal with respect to, or publicly comment on any third party proposal regarding (x) any form of business combination, merger, acquisition, Change of Control transaction or other transaction relating to the Company or any of its Affiliates (other than non-public proposals regarding a partnership or comparable strategic transaction involving the out-license of one or more of the Company’s products) or (y) any form of restructuring, recapitalization, liquidation, dissolution, or similar transaction with respect to the Company or any of its Affiliates;

(ii)            directly or indirectly, in any manner acquire, offer, seek or agree to acquire, by purchase or otherwise, or direct others in the acquisition of, any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of shares of Common Stock (or rights decoupled from the underlying securities) or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of shares of Common Stock or any other class or series of the Company’s stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement (the “Derivative Securities”), or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to shares of Common Stock or Derivative Securities, in the case of each of the foregoing, only if such action would result in Healios, together with its Affiliates and Associates, having an aggregate beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act but treating all shares underlying Derivative Securities as outstanding whether or not then exercisable) of greater than 9.9% of the then-outstanding Common Stock (inclusive of the shares of Common Stock then held by Healios) immediately following the consummation of such transaction (the “Ownership Limitation”); provided, however, that any additional purchases above 9.9% of the then-outstanding Common Stock shall be subject to the prior written approval of the Board; provided, further, that nothing herein will require the Common Stock to be sold to the extent that Healios exceeds the ownership limit under this Section 2(a) solely as the result of a share repurchase or similar Company action that reduces the number of outstanding shares of the Common Stock;

(iii)           make a tender, exchange or other offer to acquire any Securities;

(iv)           with respect to the Company or its Securities, make, engage or in any way participate in, directly or indirectly, any “solicitation” (as such term is used in the proxy rules of the SEC) of proxies or consents (whether or not relating to the election, nomination or removal of directors), or seek to advise or influence any third Person with respect to the voting of any Securities (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders);

(v)            call or seek to have called any meeting of the stockholders of the Company, propose or nominate for election to the Board any Person or cause any of its Securities to be voted in favor of any Person whose nomination has not been approved by the Board;

(vi)           make, initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the SEC) stockholders of the Company for the approval of stockholder proposals made to the Company, whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Exchange Act or otherwise, or cause or encourage or attempt to cause or encourage any other Person to initiate any such stockholder proposal, regardless of its purpose;

(vii)          deposit any Securities in a voting trust or subject any Securities to any arrangement or agreement with respect to the voting of such Securities;

(viii)         engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including any put or call option or “swap” transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of the Company and would, in the aggregate or individually, result in Healios or its Affiliates ceasing to have a “net long position” in the Company;

(ix)            commence, encourage, join as a party, or support any litigation, arbitration, derivative action in the name of the Company or any class action or other proceeding against the Company or any of its current or former officers or directors, or take any action challenging the validity or enforceability of any of the provisions of this Section 2(a); provided, however, that neither the foregoing nor any other provision of this Agreement shall prevent Healios, Dr. Kagimoto, or any Healios Replacement Director from, in all cases without the intent of circumventing the provisions of this Section 2(a), (A) bringing an action against the Company to enforce the provisions of this Agreement, the Investor Rights Agreement, any other existing agreement between the Parties or any other agreement between the Parties that may be entered into after the date hereof, or exercising its rights under the DGCL (except as with respect to 8. Del C. § 220 as set forth in Section 1(c)(v) of this Agreement), (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against Healios, or (C) complying with a validly issued legal process that neither Healios nor any of its Affiliates initiated, encouraged or facilitated;

(x)             (A) act in concert with other Persons to take any action in clauses (i) through (ix) above or form, join, or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Securities or (B) enter into discussions, negotiations, arrangements or agreements with others relating to the actions referred to in clauses (i) through (ix) above;

(xi)            take any action which would reasonably be expected to require the Company to make a public announcement in respect of any matter contemplated by this Section 2(a); or

(xii)           request or propose in writing to the Board, any member(s) thereof or any officer of the Company that the Company amend, waive or consider the amendment or waiver of, any provisions set forth in this Section 2(a).

Notwithstanding anything in this Section 2(a) to the contrary, the restrictions set forth in Section 2(a)(i) will not apply, solely to the extent necessary to facilitate a public or private offer by Healios to enter into a Change of Control transaction, upon the earlier to occur of (x) the public announcement by the Company of its entry into a definitive agreement providing for a Change of Control or (y) as long as Healios has not violated Section 2(a) with respect to such third Person, the public announcement by a third Person of any tender, exchange or other offer or proposal the consummation of which would result in a Change of Control (an “Acquisition Proposal”) and as to which the Company has not publicly made a recommendation against such Acquisition Proposal; provided, however, that if any of the transactions referred to in clauses (x) or (y) terminates and the Company has not made a public announcement of its intent to solicit or engage in a transaction (or has announced its decision to discontinue pursuing such a transaction) the consummation of which would result in a Change of Control, then the restrictions contained in Section 2(a) (i) will again be applicable.

(b)          During the Standstill Period:

(i)              Prior to the Company (a) undertaking an Underwritten Offering, (b) undertaking a Private Placement or (c) undertaking an Equity Draw, the Company will provide prior notice to, and consult with, Healios regarding such Underwritten Offering, Private Placement or Equity Draw, as applicable.

(ii)             If the Company proceeds with any Underwritten Offering, Healios may participate in such Underwritten Offering by placing an order to purchase and, if such order is filled by the underwriters, purchase an amount of Common Stock and/or Common Stock Equivalents so that Healios, together with its Affiliates, is able to maintain at least up to the same percentage beneficial ownership of the outstanding Common Stock immediately prior to giving effect to the Underwritten Offering, up to 19.9% of the Common Stock and/or Common Stock Equivalents being offered (such amount of the Common Stock and/or Common Stock Equivalents, the “Underwritten Pro Rata Share”). If the Company proceeds with any Private Placement, Healios will be entitled to participate in such Private Placement and purchase an amount of Common Stock and/or Common Stock Equivalents so that Healios, together with its Affiliates, is able to maintain at least up to the same percentage beneficial ownership of the outstanding Common Stock immediately prior to giving effect to the Private Placement, up to 19.9% of the Common Stock and/or Common Stock Equivalents being offered (such amount of the Common Stock and/or Common Stock Equivalents, the “Private Placement Pro Rata Share”). If the Company Proceeds with any Equity Draw, it shall provide written notice to Healios of number of shares of Common Stock sold and the sale price of such shares promptly after the completion of such Equity Draw, and Healios may provide notice to the Company, within ten (10) days of its receipt from such notice from the Company, of its intent to purchase up to an amount of Common Stock so that Healios, together with its Affiliates, is able to maintain at least up to the same percentage beneficial ownership of the outstanding Common Stock immediately prior to giving effect to the Equity Draw, up to 19.9% of the Common Stock sold in the Equity Draw (such amount of the Common Stock, the “Equity Draw Pro Rata Share”) from the Company in a private offering exempt from the registration requirements of the Securities Act (a “Private Placement Notice”). If Healios provides a Private Placement Notice to the Company, Healios and the Company agree that they will negotiate in good faith to enter into a binding securities purchase agreement within 30 days of the delivery of such Private Placement Notice pursuant to which the Company will agree to sell to Healios Common Stock in an amount equal to the Equity Draw Pro Rata Share at a price per share to be agreed upon by the Company and Healios and substantially similar to the price per share in the Equity Draw so long as such sale would not require the approval of the Company’s stockholders under the rules of the NASDAQ Stock Market LLC (or the principal other U.S. national or regional securities exchange on which the Common Stock is then listed). To the extent that the purchase of any of the Underwritten Pro Rata Share, Private Placement Pro Rata Share or Equity Draw Pro Rata Share by Healios or any of its Affiliates would require the approval of the Company’s stockholders under the rules of the NASDAQ Stock Market LLC (or the principal other U.S. national or regional securities exchange on which the Common Stock is then listed), then such Pro Rata Share shall be reduced to an amount that would not require such stockholder approval. Notwithstanding anything to the contrary in the foregoing, neither Healios nor any of its Affiliates shall be permitted to acquire any shares of Common Stock and/or Common Stock Equivalents pursuant to this Section 2(b)(ii) to the extent that after giving effect to such acquisition, Healios (together with any of its Affiliates, and any other Persons acting as a group together with Healios or any of its Affiliates), would beneficially own shares of Common Stock in excess of the Ownership Limitation.

(c)           Nothing in Section 2(a) or Section 2(b) shall be deemed to limit the exercise in good faith by Dr. Kagimoto (or a Healios Replacement Director, if applicable) or Mr. Traub of such person’s fiduciary duties solely in such person’s capacity as a director of the Company and in a manner consistent with such person’s and Healios’s obligations under this Agreement.

3.	Representations and Warranties of the Company.

The Company represents and warrants to Healios that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, and assuming due execution by each counterparty hereto, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which the Company is a party or by which it is bound.

4.	Representations and Warranties of Healios and Dr. Kagimoto.

Healios and Dr. Kagimoto represent and warrant to the Company that (a) Dr. Kagimoto and the authorized signatory of Healios set forth on the signature page hereto each has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Healios and Dr. Kagimoto thereto, (b) this Agreement has been duly authorized, executed and delivered by Healios and Dr. Kagimoto, and assuming due execution by each counterparty hereto, is a valid and binding obligation of Healios and Dr. Kagimoto, enforceable against Healios and Dr. Kagimoto in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof by Healios and Dr. Kagimoto, will not conflict with, or result in a breach or violation of the organizational documents of Healios as currently in effect, (d) the execution, delivery and performance of this Agreement by Healios and Dr. Kagimoto does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Healios or Dr. Kagimoto, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Healios is deemed to beneficially own 16,310,526 shares of Common Stock and Dr. Kagimoto is deemed to beneficially own 16,310,526 shares of Common Stock, (f) as of the date hereof, and except as set forth in clause (e) above, Healios and Dr. Kagimoto do not currently have, and do not currently have any right to acquire, any interest in any securities or assets or Derivative Securities of the Company or its Affiliates; (g) no person other than Healios has any rights with respect to the shares of Common Stock beneficially owned by Healios and no person other than Dr. Kagimoto has any rights with respect to the shares of Common Stock beneficially owned by Dr. Kagimoto; (h)(i) Healios has disclosed to the Company its existing agreement (through Healios’s representative) with Delta Value Advisors LLC, an entity owned and controlled by Mr. Traub, (ii) there are no other arrangements or agreements between Healios or Dr. Kagimoto, on the one hand, and Mr. Traub, on the other hand, and (iii) Healios will promptly disclose on a confidential basis to the Company any material amendments to such agreement or any such agreements that may be entered into subsequent to the date hereof; (i) Healios and Dr. Kagimoto have no voting commitments (written or oral) with Mr. Traub as of the date hereof and agrees that they shall not enter into voting commitments, (written or oral) relating to the Company with any director or officer of the Company; or (j) Healios and Dr. Kagimoto do not have, directly or indirectly, any agreements, arrangements or understandings with any person (other than their own Affiliates) with respect to its investment in the Company, the selection or identification of the New CEO or other officer position for the Company, any potential transaction involving the Company, or the acquisition, voting or disposition of any securities of the Company, except as otherwise disclosed publicly in the Schedule 13D with respect to the Company originally filed by Healios with the SEC on March 23, 2018, as amended through the date hereof (the “Schedule 13D”).

5.	Press Release; SEC Filings(a).

(a)           Promptly following the execution of this Agreement, the Company and Healios shall jointly or separately issue a mutually agreeable press release (the “Press Release”), including, among other things, a public statement by Dr. Kagimoto and Healios in support of the Company and the actions the Board is taking in connection with this Agreement. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Healios, Dr. Kagimoto or any Healios Replacement Director shall issue any press release or make public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party, unless required by law or stock exchange rules. During the Standstill Period, neither the Company nor Dr. Kagimoto nor any Healios Replacement shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

(b)           Promptly following the execution and delivery of this Agreement, the Company will file a Current Report on Form 8-K, which will report the entry into this Agreement and related matters to comply with applicable items. Healios shall promptly, but in no case prior to the filing or other public release by the Company of the Press Release, prepare and file an amendment to the Schedule 13D, to report the entry into this Agreement and to amend applicable items to conform to its obligations hereunder. Such Current Report on Form 8-K and amendment to Schedule 13D shall be consistent with the Press Release and the terms of this Agreement, and shall be in form and substance reasonably acceptable to the Company and Healios.

6.	Specific Performance.

Each of Healios and Dr. Kagimoto, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Healios and Dr. Kagimoto, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and each Party further agrees to waive any requirement for the security or posting of any bond in connection with such remedy, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.	Expenses.

The Company shall reasonably promptly reimburse Healios and Dr. Kagimoto for thirty five percent (35%) of their reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the Section 220 Litigation; provided that such reimbursement shall not exceed five hundred thousand dollars ($500,000) in the aggregate; provided, however, that no time detail of legal expenses shall be required. All fees, costs and expenses incurred in connection with this Agreement and all matters related hereto (except as otherwise expressly provided in the prior sentence) will be paid by the Party incurring such fees, costs and expenses.

8.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (c) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

Athersys, Inc.

3201 Carnegie Avenue

Cleveland, Ohio 44115

Attention:	William (B.J.) Lehmann, JD, Corporate Secretary

Email:    bjlehmann@athersys.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz LLP

51 West 52nd Street

New York, New York 10019

Attention:	Joshua Cammaker

Elina Tetelbaum

Email:	JRCammaker@wlrk.com

ETetelbaum@wlrk.com

If to Healios or any member thereof:

HEALIOS K.K.

Yurakucho Denki Building, North Tower 19F

1-7-1 Yurakucho, Chiyoda-ku

Tokyo 100-0006, Japan

Attention:	Tadahisa Kagimoto

Richard Kincaid

Email:	hardy.kagimoto@healios.jp

r.kincaid@healios.jp

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attention:	Kenton J. King

Richard J. Grossman

Email:	Kenton.King@skadden.com

Richard.Grossman@skadden.com

10.	Applicable Law; WAIVER OF JURY TRIAL.

(a)           This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Chancery Court and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court, or any state appellate court therefrom within the State of Delaware, declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10 (b).

11.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile). For the avoidance of doubt, no Party shall be bound by any contractual obligation to the other Party (including by means of any oral agreement) until all counterparts to this Agreement have been duly executed by each of the Parties and delivered to the other Party (including by means of electronic delivery of facsimile).

12.	Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, Affiliates, successors, assigns, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, officers, key employees or directors shall in any way criticize, disparage, call into disrepute or otherwise defame or slander, in each case, in a public manner, the other Party or such other Party’s subsidiaries, Affiliates, successors, assigns, officers (including any current or former officer of a Party or a Party’s subsidiaries who no longer serves in such capacity in connection with or following the execution of this Agreement), directors (including any current or former officer or director of a Party or a Party’s subsidiaries who no longer serves in such capacity in connection with or following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, Affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives; provided that, with respect to any litigation, arbitration or other proceeding between the Parties, nothing in this Section 12 shall prevent either Party from disclosing any facts or circumstances with respect to any such litigation, arbitration or other proceeding; provided, further, that this Section 12 shall not apply with respect to any person who is not similarly bound by a non-disparagement provision solely to permit a Party to defend against public and disparaging remarks made by such person, if any, not similarly bound. This Section 12 shall not (i) limit the power of any director of the Company solely in his or her capacity as such a director to act in accordance with his or her fiduciary duties or otherwise in accordance with applicable law or (ii) limit any Party’s ability to comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

13.	Confidentiality.

(a)           Subject to Section 13(b) and 13(c), the Company hereby agrees that, for as long as Dr. Kagimoto (or any Healios Replacement Director) or Mr. Traub is a member of the Board, such director may, recognizing that such director will act in a manner consistent with his fiduciary duties to the Company, share non-public information entrusted to or obtained by such director, as applicable, by reason of his or her position as a director of the Company, whether such information is obtained at a Board or a committee meeting, or otherwise (collectively and individually, the “Confidential Information”) with, and only with, Healios; provided that if Confidential Information is obtained by Dr. Kagimoto, any Healios Replacement Director or Mr. Traub outside of a Board or a committee meeting, such director seeking to share information with Healios must first give reasonable prior notice to the Chairman of the Board (or such other director that a majority of the independent directors select to delegate such responsibility) that he is seeking to share such information and a reasonable description of the information (it being understood that any information provided to the Board or committee members generally as advance materials for such meetings shall be considered to be given in the context of a Board or a committee meeting); provided, further, that neither Dr. Kagimoto (or any Healios Replacement Director) or Mr. Traub shall be permitted to use or disclose information in a manner that would be reasonably be expected to be detrimental to the Company. Except as otherwise provided herein, at all times while serving as a director, each of Dr. Kagimoto, any Healios Replacement Director, and Mr. Traub shall (i) comply with all policies, codes and guidelines applicable to the Company’s directors, and (ii) keep confidential, not use or employ and not disclose Confidential Information. The term “Confidential Information” does not include information that: (i) is, was, or becomes available to the public other than as a result of a disclosure by Healios, Dr. Kagimoto (or any Healios Replacement Director) or Mr. Traub, or any of the foregoing’s representatives, Affiliates and Associates in violation of this Agreement; (ii) is, was, or becomes available to Dr. Kagimoto (or any Healios Replacement Director) or Mr. Traub, or any of such director’s representatives from a source other than the Company or its representatives if such source is not known by Dr. Kagimoto (or any Healios Replacement Director) or Mr. Traub, as applicable, or any of such director’s representatives at the time of the disclosure to be bound by a confidentiality agreement with, or other known contractual, legal or other obligation of confidentiality to, the Company with respect to such information; (iii) was or is independently developed by or for Dr. Kagimoto (or any Healios Replacement Director) or Mr. Traub, or any of such director’s representatives without using Confidential Information; or (iv) is determined by a court of competent jurisdiction not to be Confidential Information pursuant to a final order not subject to appeal. Notwithstanding the foregoing, a majority of the independent directors of the Board, in any case other than Dr. Kagimoto and Mr. Traub, (or an independent director to whom the independent directors delegate such responsibility), in the exercise of their reasonable judgment, may determine that certain Confidential Information will not be permitted to be shared with Healios (the “Restricted Information”). In such circumstances, the Chairman of the Board (or such other director delegated such responsibility) shall advise Dr. Kagimoto (or any Healios Replacement Director) and/or Mr. Traub of the reasons for making such determination, and thereafter Dr. Kagimoto (or any Healios Replacement Director) and/or Mr. Traub shall not disclose the Restricted Information.

(b)           All Confidential Information that is entitled to protection under any applicable attorney-client privilege, attorney-work product or any other applicable privilege of the Company or the Board (any of the foregoing, a “Privilege”) shall remain entitled to such protection under such Privileges, this Agreement, and under the joint defense doctrine. Nothing in this Agreement permits any Party to reveal material subject to any applicable Privilege. The Parties agree that, in addition to any information determined to be Restricted Information in accordance with Section 13(a), the following shall be considered Restricted Information and shall not be shared with Healios: (i) any confidential or proprietary information of any third party in the possession of the Company and its subsidiaries that either (x) is identified as such or (y) as to which it is reasonably apparent that the Company or any of its subsidiaries is obligated by a contractual, legal or fiduciary obligation prohibiting disclosure, (ii) any legal advice provided by external or internal counsel to the Company or any of its subsidiaries or (iii) any other information that may constitute a waiver of the Company’s or any of its subsidiaries’ Privilege.

(c)           Healios agrees that it shall not, and shall cause its officers, directors, employees, and controlled Affiliates not to (a) disclose any Confidential Information for any reason, or (b) use or employ the Confidential Information in a manner that would be reasonably be expected to be detrimental to the Company or in any way other than in connection with evaluating Healios’s investment in the Company.

14.	Securities Laws.

Healios acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

15.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement (including its exhibits) and the Investor Rights Agreement contains the entire understanding of the Parties with respect to its subject matter. In the event of a conflict between the terms of the Investor Rights Agreement and the terms of this Agreement, the terms of this Agreement shall prevail. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings among the Parties other than in the Investor Rights Agreement, the commercial agreements among any of the Parties and those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Healios. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Healios or Dr. Kagimoto, the prior written consent of the Company, and with respect to the Company, the prior written consent of Healios. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. This Agreement shall terminate at the end of the Standstill Period, except provisions of Sections 6, 8, 9, 10, 13(c) and this Section 15, which shall survive such termination.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

ATHERSYS, INC.

By:	/s/ Ivor Macleod
	Name:	Ivor Macleod
	Title:	Chief Financial Officer

[Signature Page to Cooperation Agreement]

HEALIOS K.K.

By:	/s/ Tadahisa Kagimoto
	Name:	Tadahisa Kagimoto
	Title:	Chief Executive Officer

Signing on behalf of Healios K.K. and in his capacity as an individual

[Signature Page to Cooperation Agreement]

Exhibit A

FORM OF STIPULATION AND NOTICE OF DISMISSAL

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HARDY TS KAGIMOTO,	)
)
Plaintiff,	)
)
v.	)	C.A. No. 2020-1005-PAF
)
ATHERSYS, INC.,	)
)
Defendant.	)

STIPULATION AND [PROPOSED] ORDER
OF DISMISSAL WITH PREJUDICE

WHEREAS, on February [●], 2021, plaintiff Hardy TS Kagimoto, defendant Athersys, Inc. and non-party Healios entered into a Cooperation Agreement (the “Agreement”); and

WHEREAS, as part of the Agreement, the parties agreed to dismiss the above-captioned action (the “Action”) with prejudice.

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and between the parties to this Action, through their undersigned counsel, pursuant to Court of Chancery Rule 41(a)(1)(ii), that the Action, including all claims and defenses asserted therein, is dismissed with prejudice, with each party to bear its own attorneys’ fees and costs, except as otherwise provided in the Agreement.

/s/	/s/
Cliff C. Gardner (ID No. 5295)
Matthew P. Majarian (ID No. 5696)
Matthew R. Conrad (ID No. 6649)
SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
Tel.: (302) 651-3000

Attorneys for Plaintiff Hardy TS Kagimoto	Blake K. Rohrbacher (ID No. 4750)
Alexander M. Krischik (ID No. 6233)
RICHARDS, LAYTON
& FINGER, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
Tel.: (302) 651-7700

Attorneys for Defendant Athersys, Inc.

DATED: February [ ], 2021

SO ORDERED this ___ day of _____________, 2021.

The Honorable Paul A. Fioravanti, Jr.